Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-117421
February 10, 2006
EQUITY INNS, INC.
8.00% SERIES C CUMULATIVE PREFERRED STOCK
FINAL TERM SHEET

Issuer:	Equity Inns, Inc.

Security:	8% Series C Cumulative Preferred Stock (Liquidate Preference $25.00 per share)

CUSIP:	294703 40 0

Size:	2,000,000 shares; $50,000,000 (No Over-Allotment Option)

Type of Security:	SEC Registered — Registration Statement No. 333-117421

Public Offering Price:	$25.00 per share

Volume Discount:	Any purchaser who purchases at least 200,000 shares shall receive a volume discount of $0.75 per share, paying a net price to the Company of $24.25 per share

Net Price to Investors:	$24.25 to purchasers of at least 200,000 shares; $25.00 to all other purchasers

Placement Fee:	$75,000, payable to A.G. Edwards & Sons, Inc. as sole placement agent. In addition, the Company will pay the expenses of the placement agent’s counsel.

Expected Net Proceeds to Company After Placement Fee and Expenses of Offering	$48,325,000

Sole Placement Agent:	A.G. Edwards & Sons, Inc.

Dividend Rate:	8% of the liquidation preference per annum; $2.00 per annum per share, cumulative from February 15, 2006 (subject to dividend rate step-up to 9% as described in prospectus supplement)

Redemption:	On or after February 15, 2011 (subject to special optional redemption right described in prospectus supplement)

Settlement and Delivery Date:	February 15, 2006, by agreement of Placement Agent and purchasers in the offering
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR of the SEC Web site at www.sec.gov. Alternatively, the issuer or the placement agent will arrange to send you the prospectus if you request it by calling toll-free 1-800-278-5373.